SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

09047113

RECEIVED
2009 OCT -9 P 12:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 2, 2009

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

Enclosure

10/9

United States Sec Filing
October 2, 2009

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated September 9, 2009;
2. News Release – dated September 23, 2009;
3. News Release – dated September 28, 2009

Correspondence with Securities Commission(s)

No correspondence.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 28, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Intersects 0.76% Tungsten (WO_3) on its Jersey Emerald Property, B.C.

Sultan Minerals Inc. (SUL-TSX-Venture) ("Sultan") is pleased to announce results from 6 diamond drill holes completed on its Jersey-Emerald Property, Salmo, British Columbia. This drilling intersected some of the highest grade tungsten mineralization intercepted to date, including 2.5 feet of 1.17% WO_3 within a 13 foot zone averaging 0.76% WO_3.

The 6 holes were completed on the recently acquired Victory Tungsten Deposit located approximately 3.5 kilometres north of the historic tungsten mines on the Jersey property. The high grade tungsten intercepts verify the presence of a resource reported by previous operators during exploration in the 1960's and 1970's. A zone of high grade tungsten mineralization, including 84,000 tons of 0.54% WO_3, (not NI 43-101 compliant) was reported for the historic drilling.

These results confirm the presence of a high grade tungsten resource on the Victory site. The results also show there is good potential for tungsten resources away from the historically mined Emerald, Dodger, Feeney and Invincible tungsten mines on the Jersey Property. Combined with the drill results from the Lost Creek valley, 1.5 kilometres to the south of the Emerald Mine, (see news release of August 20th, 2009) these results demonstrate potential for tungsten exploration along a 7.0-kilometre corridor of prospective geology. Three drill holes completed in the current program, VIC09-01 through VIC09-03, returned exceptional tungsten values such as 0.42% over 13.1 ft including 0.69% over 4.8 feet and 0.76% over 13.0 ft including 1.17 % over 2.5 feet. Three holes VIC09-04 through VIC09-06 missed the tungsten zone and returned no values. Significant assays for holes VIC09-01 through VIC09-03 are tabled below.

DRILL-HOLE NUMBER	UTM North	UTM East	AZMTH /DIP	FROM (feet)	TO (feet)	WIDTH (feet)	WO_3 (%)
VIC09-01	5443145	487038	240/-60	84.70	97.80	**13.10**	**0.42**
Including				93.00	97.80	**4.80**	**0.69**
VIC09-02	5443145	487038	0/-90	63.50	75.00	**11.50**	**0.19**
Including				63.50	70.50	**7.00**	**0.20**
And				72.00	75.00	**3.00**	**0.26**
VIC09-03	5443070	487060	240/-60	109.00	131.00	**22.00**	**0.24**
Including				123.00	126.50	**3.50**	**0.43**
And				221.50	234.50	**13.00**	**0.76**
Including				232.00	234.50	**2.50**	**1.17**

Because of encouraging exploration results, Sultan has recently expanded its holdings in the Jersey Emerald area to more than 18,000 hectares (Please see Map). With mineral holdings totalling more than 180 square kilometres Sultan is currently the largest mineral tenure holder in the Kootenay Arc region of BC.

The Jersey-Emerald Tungsten mine was the largest tungsten producer in British Columbia and second largest in Canada. The mine went into production in 1943 and produced from five deposits until it closed in 1973 due to poor tungsten prices. In January 2009 Sultan completed an updated resource estimate showing a remaining measured plus indicated resource of 2,719,000 tons averaging 0.358% WO_3, and an additional inferred resource of 2,320,000 tons averaging 0.341% WO_3 at a 0.15% WO_3 cut off.

The mineralization intersected by the current drill program remains open along strike suggesting significant potential for expansion. Sultan is currently undertaking geophysical surveys over the Victory Tungsten deposit and south of the Lost Creek mineralized zone. These surveys will assist in tracing out the prospective tungsten zones along the favourable, 7.0-kilometre corridor.

In addition to its tungsten mineralization, the Jersey-Emerald was British Columbia's second largest lead-zinc mine. A study of the potential for remnant lead-zinc-silver mineralization within and adjacent to the historic Jersey mine is presently being carried out by Giroux Consultants Ltd. The study includes more than 3,000 historic drill holes as well as widespread drill testing completed by Sultan in 2007 and 2008 and results of the study are expected shortly. The lead-zinc resource is expected to supplement the NI 43-101 tungsten resource released January 21, 2009, and will assist in scoping the potential for a combined metals (Pb-Zn-Ag-WO_3) multi-element mine on the property.

Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is managing the geophysical survey and exploration drill program and is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects". Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Tungsten Mines is supervising the geological review of the Jersey Zinc Mine.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com


SULTAN MINERALS INC.
JERSEY-EMERALD PROPERTY
New Claim Area Map
NEW CLAIM AREA
SALMO
ASPEN TUNGSTEN SHOWING
British Columbia
PROPERTY BORDER
HB MINE
7.3 Million Tons @ 4.2% Zn + 0.8% Pb
VICTORY TUNGSTEN DEPOSIT
82,000Tons @ 0.54%WO3
INVINCIBLE MINE
Drill Holes Completed in 2009
DODGER 4400 MINE
EAST DODGER MINE
JERSEY MINE
EMERALD MINE
Drill Holes Completed in 2009
08POS-08/09
0.90%WO3
08POS-11
08POS-04/05
08POS-12
NEW CLAIM AREA
NEW CLAIM AREA
NEW CLAIM AREA
NEW CLAIM AREA
LEGEND
Significant Zinc, Tungsten and Molybdenum Assays
Tungsten Showings
VICTORY TUNGSTEN DEPOSIT
82,000Tons @ 0.54%WO3
HB Mine
7.3 Million Tons @ 4.2% Zn + 0.8% Pb
Emerald Mine Tungsten Deposits
1.6 Million Tons @ 0.76% WO3
Jersey Zinc Mine
8.0 Million Tons @ 3.8% Zn +2.0% Pb
Tungsten Resource
0.15% WO3 Cut Off
2.7 Million Tons @ 0.36% WO3 Measured & Indicated
2.3 Million Tons @ 0.34% WO3 Inferred
Proposed Tungsten Drill Targets
New Claim Area
September 2009

NI 43-101, Qualified Person: Perry Grunenberg, P.Geo.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 23, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Resumes Exploration on the Kena Gold-Copper Project, BC

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to report that exploration has resumed on its 100% owned Kena Copper-Gold Property, located north of Ymir in southeastern BC. A two phase work program entailing geochemical sampling and induced polarization (IP) geophysical surveys will focus on drill target definition over the Kena Copper and South Gold zones. This work follows recommendations described in the J. Oliver report released September 9, 2009.

The Oliver report states: "The area lying to the southeast of the Kena Copper Zone represents one of the highest priority target areas within the Kena claim block and is itself a superb stand-alone exploration target." "There is a positive qualitative correlation between copper and gold, approximately 1000 ppm copper to 100 ppb gold, and well developed gold-copper zonation patterns are emerging."

The Kena Copper Zone was initially identified with pre-NI 43-101 work programs carried out in the 1970s and 1980s by a number of exploration companies including Quintana, Lacana, Tournigan, Kerr Addison and Noramco. In 1977 a 21-metre trench sample reported 0.53% copper (Quintana, 1977). In 1981 a nearby drill hole by Kerr Addison intersected 0.27% copper over 51 metres. One kilometre to the southwest a second hole returned 0.18% copper over 45 metres.

Soil sampling has since identified a large, strong copper geochemical anomaly with associated gold values (refer to January 29, 2008, news release). This soil anomaly has dimensions of 2,500 metres in length and an average of 450 metres in width as outlined by the 300 ppm copper contour. Within the anomaly there are numerous soil samples assaying between 1,000 and 5,000 ppm copper. Accompanying the copper soil geochemistry anomaly is an associated, partially overlapping, strong cohesive gold geochemical anomaly with dimensions of 1,200 by 200 metres. In November 2008 a small trenching program carried out by Sultan returned an average grade of 0.26% copper and 0.137g/t gold over a 56-metre wide zone.

The 8,000-hectare Kena Property also encompasses the Gold Mountain and Kena Gold Zones, which host shear hosted, bulk tonnage, gold mineralization. The two zones have a measured and indicated NI 43-101 compliant resource of 11,820,000 tonnes containing 381,000 ounces of gold at an average grade of 1.0 g/t using a 0.5 g/t cut-off grade for gold. There is an additional inferred resource of 12,150,000 tonnes containing 389,000 ounces of gold at the same grade (refer to June 7, 2004, news release).

The IP survey will be carried out by Peter E. Walcott & Associates of Vancouver, BC and will focus on the Kena Copper Zone and its southeastern extension. The survey area has only recently been opened up by logging operations. The soil geochemical sampling program will be carried out by PBG Geoscience from Kamloops, BC. The geochemical survey will explore an unsampled area located between the north end of the Kena Copper Zone and Kena Gold Zone.

Perry Grunenberg, P.Geo., of PBG Geoscience is managing the exploration program and is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com
Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 9, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Identifies Strong New Exploration Targets on the Kena Gold-Copper Property, BC

Sultan Minerals Inc. (SUL-TSX-Venture) ("Sultan") is pleased to announce that it has received a summary report from Dr. Jim Oliver, P.Geo., following his independent assessment of Sultan's Kena Gold Property, located in southeastern British Columbia. The 30-page report is not a NI 43-101 technical document but summarizes Dr Oliver's assessment of the project, the structural controls of gold and copper mineralization on the property and makes recommendations for future work.

Dr. Jim Oliver's conclusions state that: ***"Geological, geophysical and geochemical vectors clearly demonstrate that several, strong exploration targets exist within the Kena land package. Kena is a very significant and likely undervalued gold-copper occurrence."*** Dr. Oliver has based his conclusions in part on the following observations and comments:

- The Kena property contains numerous high strain zones, which are commonly gold mineralized. The strongest and most laterally persistent of these, the Kena Deformation Zone (KDZ), tracks the eastern contact between the Silver King Porphyry and the Elise Volcanics. This contact zone needs to be drill-tested on relatively broad, 200 metre centres. It is likely that the bulk of the gold mineralization on the northern half of the Kena property will occur less than 300 metres from this contact.
- **Historical drilling in the Kena project area has produced over 90 intersections in drill core that are greater than 5.0 g/t gold, often over greater than 2.0 metre intervals.** Each "open" selected intersections of greater than 7.0 g/t gold will generate five exploration drill holes, one drill hole down dip and four drill holes along strike, two on a sectional plane 100 metres to the north of the intersection and two on a sectional plane 100 metres to the south of the intersection.
- Both the Gold Mountain and Kena Zones, using Giroux and Dandy's (2004) resource numbers, have very similar net gold contents and grades. **Gold Mountain Zone measured and indicated gold resources at a 0.7 g/t Au cut-off are: 3.4 million tonnes of 1.32 g/t Au (144,000 contained oz Au). Kena Gold Zone measured and indicated resources, using a 0.7 g/t Au cut off are: 3.23 million tonnes of 1.33 g/t Au (138,000 contained oz Au).** In other words, both targets are roughly equivalent and field relations strongly suggest lithologic and structural similarities between these two zones. There is a very extensive strike length gap between the Kena Gold Zone and the South Gold Zone, which may be in part an artifact caused by the absence of data within these two zones. One can assume that the gold mineralization at the Gold Mountain Zone, Kena Gold Zone and South Gold Zone are all closely related to the same kinds of structural and lithological controls on gold mineralization. The potential between the South Gold Zone and Kena Gold Zone should also be carefully evaluated.
- Embayments or irregularities in the contact between the Silver King Porphyry and the Elise Volcanics are easily identified based on offsets in the plan map magnetic contours or resistivity contours. Rate "open" drill core Au intersections higher in embayment areas than those in areas of linear contacts between the Silver King and Elise Volcanics. Offsets in the trace of this zone will produce dilatant points and potentially zones of enhanced gold mineralization. This same structural zone will dilate when the structural zone flattens. Enhanced gold mineralization may occur where the contact zone flattens or shallows in its dip, therefore shallow south-southeast plunges will correspond to the rake of higher grade mineralized zones.

- High strain zones will exist distal to the west, to the Silver King – Elise Volcanic contact at the Great Western and North Zones.
- Gold mineralization at Gold Mountain is closely tied to dilatent zones within high strain zones associated with the contacts between the Silver King Porphyry and the Elise Volcanics. The bulk of the gold mineralization is most likely associated with broader scale lithological controls, changes in bulk rock competency and differences in anisotropy.
- The gold and copper grade-width relations within the Kena Copper Zone are striking, and a porphyry copper-gold model may well be correct here. There is a positive qualitative correlation between copper and gold, approximately 1000 ppm copper to 100 ppb gold, and well developed gold-copper zonation patterns are emerging. **The area lying to the southeast of the Kena Copper Zone represents one of the highest priority target areas within the Kena claim block and is itself a superb stand-alone exploration target.**
- An abundance of high quality exploration targets for both structurally controlled and potentially porphyry gold-copper model systems are present with the Kena project area. It would be easy to collar 20 to 30, 250 metre drill holes to test strong exploration targets in the Gold Mountain, South Gold and Kena Copper Zones.

The report strongly recommends additional exploration work including:

1. The eastern contact of the Silver King Porphyry be consistently identified and, in conjunction with additional vectors to mineralization (geochemistry – geophysics) drill-tested on relatively broad, 200 m centres.
2. A careful re-evaluation of the gold and copper potential between the South Gold Zone and Kena Gold Zone.
3. Extensive geochemical, geophysical and geological follow-up of the southeastern extensions of the Kena Copper area.
4. A minimum of 5,000 metres of NQ core in 20 to 30 exploration boreholes be drilled on strong exploration targets in the Gold Mountain, South Gold and Kena Copper Zones.

Sultan is currently planning an advanced exploration program and is applying for permits to allow for testing of some of the recommendations put forward by Dr. Oliver.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com


KENA GOLD PROPERTY
Sultan Minerals Inc.
Gold Mountain & Kena Gold Zones
Measured &
Indicated Resources = 541,000 oz
Inferred Resource = 557,000 oz
Average 0.7 g/t using 0.3 g/t Au cut off
Kena Copper Zone
2008 Trench Intercept
56 mts of 0.26% Cu
and 0.14 g/t Au
South Gold Zone
KDZ
KDZ
KDZ
Silver King Shear
6
Kena Property
Claim Boundary
5470000N
0
2.5
5
kilometres
Legend
Silver King Porphyry
Lower Elise Volcanics
Nelson Intrusive
Kena Deformation Zone
Gold & Copper Deposits
QP - L. Dandy, P. Geo. (NI 43-101)
EXCELLENT EXISTING INFRASTRUCTURE
After Hoy & Andrew (1989)